UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

PALMETTO BANCSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

697062107
(CUSIP Number)

John Caughey
CapGen Capital Group V LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868
Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 697062107

1.	Names of Reporting Persons. CapGen Capital Group V LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,727,621

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,727,621

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,621

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

____________________
* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock (as defined herein) outstanding as of March 31, 2015, as disclosed by the Issuer (as defined herein) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

CUSIP No. 697062107

1.	Names of Reporting Persons. CapGen Capital Group V LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,727,621

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,727,621

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,621

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) OO

____________________
* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock outstanding as of March 31, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

CUSIP No. 697062107

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,727,621

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,727,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,621

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock outstanding as of March 31, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

CUSIP No. 697062107

1.	Names of Reporting Persons. Robert B. Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,347

	8.	Shared Voting Power 5,727,621

	9.	Sole Dispositive Power 1,347

	10.	Shared Dispositive Power 5,727,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,728,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock outstanding as of March 31, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

CUSIP No. 697062107

1.	Names of Reporting Persons. John P. Sullivan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,347

	8.	Shared Voting Power 5,727,621

	9.	Sole Dispositive Power 1,347

	10.	Shared Dispositive Power 5,727,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,728,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) IN

____________________
* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock outstanding as of March 31, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) to amend the Schedule 13D filed on October 18, 2010 (the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.	Identity and Background

Item 2 of the 13D Filing is hereby amended by deleting the first paragraph thereof and replacing it with the following:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group V LP, a Delaware limited partnership (“CapGen LP”); (ii) CapGen Capital Group V LLC, a Delaware limited liability company (“CapGen LLC”); (iii) Mr. Eugene A. Ludwig; (iv) Mr. Robert B. Goldstein; and (v) Mr. John P. Sullivan. The business address of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10036. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2 of the 13D Filing is hereby amended by deleting the first sentence of the sixth paragraph thereof and replacing it with the following:

The business address of Messrs. Rose, Goldstein, Ludwig and Sullivan is 120 West 45th Street, Suite 1010, New York, New York 10036.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D Filing is hereby supplemented as follows:

In connection with Messrs. Goldstein’s and Sullivan’s services as members of the board of directors of the Issuer, each received grants of Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby supplemented as follows:

In connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated April 22, 2015, by and between United Community Banks, Inc. (“UCBI”) and the Issuer, pursuant to which the Issuer will merge with and into UCBI (the “Merger”), Messrs. Goldstein and Sullivan and CapGen LP, in their respective capacities as stockholder of the Issuer, each entered into a Support Agreement (each, a “Support Agreement”), dated April 22, 2015, with UCBI.  Pursuant to the Support Agreements, Messrs. Goldstein and Sullivan and CapGen LP agreed to vote all of their shares of Common Stock for which each has sole voting authority, and will use reasonable efforts to cause to be voted all of the shares of Common Stock for which he or it has shared voting authority, in either case whether such shares of Common Stock are beneficially owned by such stockholder on the date of the Support Agreement or are subsequently acquired: (a) for the approval of the Merger Agreement and the Merger at the Issuer’s stockholders’ meeting; and (b) against any other Acquisition Proposal (as defined in the Merger Agreement) other than the Merger.  Messrs. Goldstein and Sullivan and CapGen LP further agreed not to, directly or indirectly, except with the prior approval of UCBI, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber any or all of his or its shares of Common Stock prior to the record date for the Issuer’s stockholder meeting or (b) deposit any Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto, subject to customary exceptions.  The Support Agreements, and all rights and obligations of the parties thereunder, will terminate upon the first to occur of (a) the effective time of the Merger, (b) the Issuer’s board of directors (x) withdrawing, qualifying or modifying, or proposing publicly to withdraw, qualify or modify, in a manner adverse to UCBI, its recommendation to stockholders or (y)

approving or recommending, or proposing publicly to approve or recommend, any other acquisition proposal (other than the Merger), (c) the date upon which the Merger Agreement is terminated in accordance with its terms or (d) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or value of, or changes the form of, the merger consideration.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

        (a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group V LP	5,727,621	44.7%	5,727,621	0	5,727,621	0
CapGen Capital Group V LLC	5,727,621	44.7%	5,727,621	0	5,727,621	0
Eugene A. Ludwig	5,727,621	44.7%	0	5,727,621	0	5,727,621
Robert B. Goldstein	5,728,968	44.7%	1,347	5,727,621	1,347	5,727,621
John P. Sullivan	5,728,968	44.7%	1,347	5,727,621	1,347	5,727,621

* The calculation of the percentage of outstanding shares is based on 12,814,574 shares of Common Stock outstanding as of March 31, 2015, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.  All share amounts have been adjusted to reflect the Issuer’s one-for-four reverse stock split, effective June 28, 2011.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby supplemented as follows:

See “Item 4. Purpose of Transaction” for a description of the Support Agreements, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits 2, 3 and 4, respectively. Exhibits 2, 3 and 4 are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated April 24, 2015, by and among CapGen Capital Group V LP, CapGen Capital Group V LLC, Eugene A. Ludwig, Robert B. Goldstein and John P. Sullivan.

Exhibit 2	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and CapGen Capital Group V LP.

Exhibit 3	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and Robert B. Goldstein.

Exhibit 4	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and John P. Sullivan.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2015

CAPGEN CAPITAL GROUP V LP

	By:	CAPGEN CAPITAL GROUP V LLC,
its general partner

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig
Title:		Managing Member

CAPGEN CAPITAL GROUP V LLC

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig
Title:		Managing Member

EUGENE A. LUDWIG

By:		/s/ Eugene A. Ludwig
Name:		Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:		/s/ Robert B. Goldstein
Name:		Robert B. Goldstein

JOHN P. SULLIVAN

By:		/s/ John P. Sullivan
Name:		John P. Sullivan

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 1	Joint Filing Agreement, dated April 24, 2015, by and among CapGen Capital Group V LP, CapGen Capital Group V LLC, Eugene A. Ludwig, Robert B. Goldstein and John P. Sullivan.
Exhibit 2	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and CapGen Capital Group V LP.
Exhibit 3	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and Robert B. Goldstein.
Exhibit 4	Support Agreement, dated April 22, 2015, by and between United Community Banks, Inc. and John P. Sullivan.